UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 20, 2024

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On September 20, 2024, RealtyMogul Apartment Growth REIT, Inc. issued an investor communication relating to the quarter ended June 30, 2024. A copy of the communication is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description
99.1	Investor Communication dated September 20, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Date:	September 20, 2024